GREENE RADOVSKY MALONEY SHARE & HENNIGH llP

ATTORNEYS AT LAW

A LIMITED LIABILITY PARTNERSHIP
FOUR EMBARCADERO CENTER
SUITE 4000
SAN FRANCISCO, CA 94111-4106
TELEPHONE: (415) 981-1400
FACSIMILE: (415) 777-4961

E-MAIL:
asiegman@greeneradovsky.com

September 19, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 7010
Washington, DC 20549

Re:      GeoPetro Resources Company (the “Company”)
Registration Statement on Form S-1
Filed June 30, 2006
File No.: 333-135485

Dear Mr. Schwall:

On behalf of the Company, for which we are securities counsel, we set forth the Company’s responses to the comments (restated in italics below) on the Company’s Registration Statement raised in your letter of July 28, 2006. Page numbers in the response correspond to the page numbers in the paper copy of the redline submitted herewith.

Form S-1

General

1.                 Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

Where matters are disclosed in multiple places, corresponding changes were made in each instance.

2.                 Provide current and updated disclosure with each amendment. For example, update the status of your intention to apply to have your common stock quoted on NASDAQ or AMEX. Also, provide updated accountants’ consents with each amendment.

We will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics. Similarly, we will need the opportunity to review all omitted disclosure and exhibits, such as the selling shareholders table and the legal opinion. To expedite the review process, please provide all this information and all these documents promptly. We may have additional comments.

The Company intends to file an application to have the common stock quoted on AMEX. See page 3. The selling shareholders table will be completed in a subsequent amendment, as the size of the offering is being finalized. When the size of the offering is determined, the requisite legal opinion will be filed.

3.                 Please remember to update the financial statements in your next amendment to the registration statement in accordance with Rule 3-12 of Regulation S-X.

The Company has updated the financial statements in accordance with Rule 3-12 of Regulation S-X.

4.                 We note your use of the word “development” throughout your document. However, note 1 of your financial statements states that you are “not a development stage enterprise.” Please clarify and revise accordingly.

The disclosures have been clarified and revised where appropriate throughout the document so as to make clear the Company is not a development stage enterprise. For example, see pages 6, 7, 8 & 9.

Cover Page

5.                 Please limit the cover page to the information required under Item 501 of Regulation S-K. For instance, the disclosure regarding your proposed trading symbol is not necessary.

The Company has revised the cover page to remove the proposed trading symbol.

Summary, page 1

6.                 Revise to provide a more balanced overview of your business. For example, you cite your corporate strategy and extensive management experience but do not mention the more significant challenges and material risks you face, including those relating to the substantial losses you have incurred since inception, the limited public market for your common shares, and the intense competition you face in your industry. Briefly discuss in this section the more significant risks that may impact your operations and future plans.

The Summary, on page 1, now includes a brief discussion of significant risks.

7.                 Please expand your first bullet under Corporate Strategy to explain in detail what “unrisked net present value” is and how you calculate it.

The Company has expanded the first bullet point under Corporate Strategy to clarify what “unrisked net present value” is and how it is calculated. See page 1.

Risk Factors, page 5

General

8.                 Avoid generic conclusions that you make throughout your risk factor section. Instead, replace this language with specific disclosures of how your business and operations would be quantitatively and qualitatively affected by the risk. For instance, quantify, any generally described amounts, such as “nominal” revenues and “substantial” acquisition and exploration costs.

The Company has revised the risk factors with specific disclosures of how its business would be quantitatively and qualitatively affected by the individual risks. References to “nominal” revenues and “substantial” costs have been quantified. See the risk factors on pages 5-7, for example.

9.                 Add a risk factor addressing that you are subject to the penny stock rules.

We respectfully disagree with the need to state that the penny stock rules are applicable here. As the Company has net tangible assets in excess of $2,000,000, it is exempt from the penny stock definition pursuant to Rule 3a51-1(g) of the Exchange Act.

10.          In a number of places in the risk factor section, you use variations of the phrase “material adverse effect.” Please revise to add disclosure describing and expressing the specific and immediate effects to the investors. Also, rather than indicating that you “cannot assure” a particular outcome, revise to state the risk plainly and directly.

The Company has revised the risk factors with specific disclosures of specific and immediate effects to the investors of the individual risks. Additionally, the Company has deleted references to its inability to assure a particular outcome. See the risk factors on pages 5 and 9, for example.

11.          All risk factors should be no longer than one or two paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each, such as for the risk factor on the bottom of page 9.

The Company has revised the risk factors so as to limit each to no more than two paragraphs and has broken the discussion into separate factors with separate captions for each as appropriate. Additionally, cross-references to more detailed disclosure elsewhere in the prospectus have been added. See the risk factors on pages 6, 7 & 8, for example.

Our business may be harmed by failures of third party operators on which we rely, page 7

12.          We note that on page 48, C-G Bengara is entitled to a production share of approximately 26.7% of oil produced and 62.5% of all natural gas produced in the Bengara Block, thus reducing the amount of revenues you would recognize from it. To the extent this is a material risk, disclose its effects on the company in this risk factor or a separate risk factor.

The Company has added a separate risk factor addressing the fact that it will experience a significant reduction of the revenues it will receive from the Bengara Block after it achieves cost recovery. See page 7.

We are subject to extensive government regulations…., page 10

13.          Please revise to describe your current experience with any failure to comply with any such laws or regulations. Further, discuss the costs and specific effects of those regulations on your company.

The Company is not presently aware of any failure to comply with any such laws or regulations. A discussion of the historic costs of regulatory compliance is now included on page 11.

Our industry is subject to extensive environmental regulation…., page 10

14.          If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We note that you may be unable to predict the ultimate cost of compliance or the extent of liability risks.

The Company is not presently aware of any environmental liabilities or able to predict the ultimate cost of liabilities not yet recognized. The Company has recorded an asset retirement obligation in connection with the estimated future costs to plug its wells upon an abandonment. This is now disclosed on page 12.

If we do not satisfy the work requirements of our PSCs…., page 12

15.          We note that you left an approximate $7.1 million shortfall in meeting your prior work commitments and are subject to current and future year work commitments of $400,000 in each of 2006 and 2007, as you disclose on page 50. Please expand your discussion of this risk factor to discuss this development and its impact on the company.

The Company has expanded the discussion of the risk factor to discuss the $7.1 million shortfall in meeting prior work commitments as well as the future work commitments. See page 13.

16.          We note you might lose all of your investment in the performance sharing contracts by not fulfilling your work requirements. Please disclose the specific impact this loss of investment will have on the company and its operations.

The Company has expanded the discussion of the risk factor noted in comment 15 to discuss specific financial impact of not fulfilling the work requirements. See page 13.

Use of Proceeds, page 16

17.          Disclose your use of proceeds, if any, that you may receive from those selling shareholders who exercise their common share purchase warrants.

The Company has revised the Use of Proceeds section to disclose the use of proceeds, if any, that it may receive from those selling shareholders who exercise their common share options and warrants. See page 18.

Management’s Discussion and Analysis of Financial Condition…., page 20

Liquidating and Capital Resources, page 26

18.          We note that your promissory note holders also received warrants to purchase shares of your common stock at specified prices. Please disclose when they are exercisable.

The Company has added disclosure as to the dates when the common share warrants issued to promissory note holders are exercisable. See page 31.

19.          We note a portion of your proceeds from your equity financings during the first quarter of 2006 is classified as “deposit in trust.” Please expand your disclosure to explain why the cash is held in trust and any restrictions on your use of such cash. Similarly, expand your policy note for “Cash—Deposit in Trust” on page F-11 to explain why the cash is held in trust.

The deposit is no longer held in trust. The “cash—deposit in trust” line item on the Company’s consolidated balance sheet as of March 31, 2006 represented net proceeds from the Company’s initial public offering in Canada which closed on March 30, 2006. Pursuant to an underwriting agreement, at closing, the net proceeds were deposited into a trust account with the Company’s Canadian counsel and held on the Company’s behalf until counsel was able to transfer such funds to the Company’s account the following Monday, April 3, 2006. The Company has updated its financial statements in accordance with Rule 3-12 of Regulation S-X, and the Company’s consolidated balance sheet as of June 30, 2006 does not contain a line item for “cash—deposits in trust,” so the Company has not included a discussion as to why the cash was held in trust as of March 31, 2006, either in the MD&A section or the footnotes to the financial statements.

20.          We note on page F-3 that your balance of trade payables increased substantially from $1.9 million at December 31, 2006 to $5.1 million at March 31, 2006. Expand your liquidity discussion to explain the underlying reasons for the increase in your trade payables.

The Company has updated the financial statements in accordance with Rule 3-12 of Regulation S-X. The balance of trade payables at June 30, 2006 has increased relative to December 31, 2005 due to drilling and completion costs incurred in the first and second quarter. The liquidity discussion has been expanded on page 30 to disclose this.

Contractual Obligations, page 29

21.          You disclose that you plan to farm out a portion of your interest in the Bengara II PSC to third parties so that the work program commitment, or a portion thereof, will be borne by such third parties. Please discuss how the company would proceed if it were unable to completely farm-out its interest. We note that if you do not satisfy the work expenditure commitments, you may be compelled to relinquish your interest in the contract area. Discuss the impact of this on your business.

The disclosure on page 33 has been expanded to explain how the company would proceed if it were unable to farm-out its interest and what the financial impact would be upon relinquishment of the interest in the contract area.

22.          We note you have $13 million in commitments to your three well drilling program for 2006. It is not clear to us whether this commitment is discretionary or not. Expand your disclosure to explain how you expect to fund the $13 million planned expenditures.

The disclosure in note (4) on page 32 has been expanded to explain that the company has expended $11.2 million to date toward the two wells that were estimated to cost $13 million and were required to be drilled during the period that was less than one year from December 31, 2005.

Business, page 34

Overseas Regulations, page 37

23.          Quantify the number of properties in which you have farmed out an interest to third parties. Discuss the impact of this on your business from a financial point of view.

The disclosure on page 41 has been expanded to explain that the company has farmed an interest to third parties in 20 properties.

Permits, Trademarks, Licenses, Franchises and Concessions Held, page 39

24.          Please disclose the duration and effect of all permits and licenses held.

The disclosure on page 42 has been expanded to disclose the duration and effect of all permits and licenses held.

Customers, page 39

25.          We note your discussion that substantially all of your revenues to date have been derived from sales by MGP to two customers. Please disclose the name of any other customers that account for in excess of 10% of your revenues. Please disclose in a risk factor the risks associated with the loss of any such customer(s).

The disclosure on page 42 has been expanded to note that no other customer accounts for in excess of 10% of the company’s revenues. A risk factor has been added on page 6 disclosing the risks associated with the loss of any customer.

Properties, page 40

26.          Please disclose the company’s opinion as to whether the company’s property is adequately insured.

The disclosure on page 43 has been expanded to note that in the Company’s opinion, the Company’s property is adequately insured.

Indonesia, page 46

Terms of Participation in the Bengara Block, page 48

27.          We note that you discuss C-G Bengara production share of oil and gas produced and GeoPetro’s share of C-G Bengara’s production share. Please provide the net production share your company will receive in the end.

The disclosure on page 53 has been expanded to note what production share the Company will receive in the end.

28.          You state that you are party to a joint venture agreement with Continental and C-G Bengara. We note that a management committee comprising of GeoPetro and Continental will manage this joint venture. Please disclose the number of members to that committee and how many are represented by each company.

The disclosure on page 54 has been expanded to note the number of members to the committee and how many are represented by each of the Company and Continental.

Management, page 57

29.          Provide us with support for your statement that Mr. Doshi was responsible for $1 billion of annual revenue at Natomas. Alternatively, delete this assertion.

The assertion has been deleted. See page 61.

30.          Pursuant to Item 401(a) of Regulation S-K, provide Mr. Creel’s term of office as director.

Note (1) to the Management Table indicates that each of the directors has been appointed to hold office until the next annual meeting of shareholders or until their successor is duly elected or appointed, unless their office is earlier vacated. Please see page 61.

31.          Please disclose Mr. Cunningham’s term of office as a director with GeoPetro.

Note (1) to the Management Table indicates that each of the directors has been appointed to hold office until the next annual meeting of shareholders or until their successor is duly elected or appointed, unless their office is earlier vacated. Please see page 61.

Employment Agreements, page 64

32.          Clarify whether Mr. Doshi’s shares are immediately exercisable.

The disclosure on page 68 has been expanded to indicate that Mr. Doshi’s shares are immediately exercisable.

Selling Shareholders, page 69

33.          Disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as a underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please disclose that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

This information is not available for selling shareholders whose securities are traded on the Toronto Stock Exchange. As a practical matter, the Company has no means to identify all of the beneficial owners of securities issued by it pursuant to Regulation S and listed on the Toronto Stock Exchange and therefore cannot provide the requested information. The Canadian Depository for Securities tracks ownership of securities traded in Canada by record ownership, and not beneficial ownership. There is no other mechanism short of sending out questionnaires to all of the record holders identified by the Canadian Depository for Securities that would permit the identification of the beneficial owners of the Regulation S securities. Even the distribution of a questionnaire to the record holders would not help. We estimate that it would take at least several weeks to identify all of the beneficial owners that would be included in the registration statement—assuming complete cooperation of the record holders, which cannot be assured. Even worse, such information would be stale by the time it is received—primarily because many of the securities likely will have changed hands several times on the Toronto Stock Exchange.

The Company is in the process of obtaining the requested information regarding all other selling shareholders, and it will be filed via further amendment to the S-1.

34.          Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Information regarding beneficial ownership of securities traded on the Toronto Stock Exchange is not available. Please see the Company’s response to Comment No. 33, above. The Company is in the process of obtaining information regarding beneficial ownership of all other securities, and it will be filed via further amendment to the S-1.

35.          Please describe any material relationship between the company and any of the other shareholders. Refer to Item 507 of Regulation S-K.

Information regarding material relationships between the Company and selling shareholders whose securities are traded on the Toronto Stock Exchange is not available. Please see the Company’s response to Comment No. 33, above. The Company is in the process of obtaining this information regarding all other selling shareholders, and it will be filed via further amendment to the S-1.

Plan of Distribution, page 71

36.          We note that the selling shareholders may engage in short sales of your common stock. Please see Corporate Finance Telephone Interpretation A.65 in that regard.

The Company confirms that it has reviewed Corporate Finance Telephone Interpretation A.65, and acknowledges the obligations set forth therein.

Certain Relationships and Related Party Transactions, page 73

37.          Clarify the amount of the payable to Mr. Doshi at June 30, 2001.

The Company had an account payable to Mr. Doshi for accrued and unpaid salary in the amount of $185,630 at June 30, 2001, which was paid in April 2003.

38.          Disclose whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm’s length negotiations with unaffiliated third parties. Also, discuss how you intend to address future potential conflicts of interest, and state whether you have any policy regarding the terms of future transactions with your affiliates.

The disclosure on page 77 has been expanded to indicate the transactions described were on terms at least as favorable as those that could have been obtained through arm’s length negotiations with unaffiliated third parties. Also, a discussion as to how the Company intends to address future potential conflicts of interest and transactions with affiliates has been added.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

39.          We note on page 23 that you recorded compensation expense of $500,000 in connection with the purchase of stock from an officer and director. Please describe the repurchase of stock in detail in the footnotes to your consolidated financial statements.

The disclosure on page F-25 has been expanded to describe the repurchase of stock in detail.

Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-11

40.          Expand your policy to specifically address how you recognize revenue related to the “MGP Agreement.”

The disclosure on page F-11 has been expanded to address how the company recognizes revenue related to the “MGP Agreement.”

Summary of Oil and Gas Operations, page F-16

41.          Tell us why you have a negative $2 million cost related to your oil and gas exploration in Indonesia for the year ended December 31, 2005.

In October 2005, the Company sold its 40% interest in Continental-GeoPetro (Yapen ) Ltd. for cash proceeds of $2.4 million. Since the company had no proved reserves associated with the interest sold, the sale of the interest was recorded as a reduction of the capitalized cost pool for the Indonesian properties. The $2.4 million proceeds of the sale exceeded the costs incurred during 2005 in Indonesia by $2.09 million.

Note 4. Short and Long-Term Debt, page F-19

42.          Please explain to us in detail how you accounted for the conversion of notes and cancellation of common stock warrants that took effect on March 22, 2004. In your response, tell us where the 539,000 warrants issued to the noteholders was recorded, the value ascribed to the warrants, and how you determined that value. Further, tell us the fair market value of your common stock as of March 22, 2004, and describe how you determined that value.

The Company issued 539,000 shares of common stock to the following note holders pursuant to the exercise of 539,000 common stock warrants. Concurrently, the note holders agreed to a $1,347,500 reduction in the principal balance of certain of the Company’s promissory notes as consideration for the exercise of the warrants. The explanation on page F-20 has been clarified accordingly. The common stock warrants were exercisable at a price of $2.50 and had an expiration date of December 31, 2008. The Company issued 100,000, 339,000 and 100,000 warrants during 2001, 2002 and 2003, respectively, to the noteholders. The aggregate fair market value of the warrants on the respective grant dates was approximately $28,000 using a 10% volatility factor, and $117,000 using a 25% volatility factor. The Company determined that the fair market value was not material and did not record a debt discount associated with the warrants.

Note 8. Common Stock Options, page F-23

43.          We note on page F-7 that you recorded stock compensation expense of $531,729 in 2004, which appears to contradict with your disclosure on page F-24 that no stock-based compensation was recognized for the year ended December 31, 2004. Please clarify your disclosure to remove the apparent contradiction.

The disclosure on page F-25 has been revised to remove the contradiction.

Part II

Indemnification of Directors and Officers, page II-1

44.          Pursuant to Item 702, disclose any statutes that indemnify a controlling person, director or officer.

Item 14 on page II-1 has been revised to provide such disclosure.

Recent Sales of Unregistered Securities, page II-2

45.          Provide the specific dates of each sale of unregistered security, the price per share and how that price was determined. Disclose also the factual and legal basis for relying on Section 4(2) of the Securities Act.

The disclosure on page II-2 has been expanded to include the specific dates of each sale of unregistered security, the price per share as well as indicate the factual and legal basis for those sales made in reliance upon Section 4(2) of the Securities Act. We respectfully submit such disclosure satisfies the requirements of Item 701.

Exhibits, page II-5

46.          Exhibit 10.12 is labeled as “David Creel Employment Agreement, Dated June 15, 2000”; however, the document provided is the April 28, 1998 agreement. Please revise your label accordingly.

The exhibit label has been revised accordingly on page II-19.

47.          Pursuant to instruction 10(iii)(A) of Item 601 of Regulation S-K, please provide as exhibits any written documentation of the notes payable to Mr. Doshi.

An exhibit has been added containing written documentation of the notes payable to Mr. Doshi. See Exhibit 10.18 on page II-20.

Engineering Comments

General

48.          Please revise the document to remove the technical language and industry jargon throughout the document. Where you deem this language essential to the filing, provide a cross-reference to a full definition in the glossary.

We have revised the document to remove technical language and industry jargon unless necessary for the filing, in which case we included a full definition of such language in the glossary. See the glossary on page A-1.

Risk Factors, page 5

If we do not satisfy the work requirements of our PSC’s and exploration permits…., page 12

49.          Please expand this risk factor to include the fact that to date you have not fulfilled the minimum work requirements and have only met $2,100,000 of the $9,200,000 required expenditures for your Indonesian PSC and, therefore, may be compelled to relinquish your interest resulting in an impairment expense equal to the costs capitalized in connection with the contract area.

The disclosure on page 13 has been expanded to disclose that the company has not fulfilled the minimum work requirements and has only met $2,100,000 of the $9,200,000 required expenditures for your Indonesian PSC and, therefore, may be compelled to relinquish its interest resulting in an impairment expense of approximately $572,000 equal to the costs capitalized in connection with the contract area.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Industry Overview of the Year Ended December 31, 2005

50.          Please reconcile in the document the Gas Daily December 31, 2005 natural gas price of $7.80 prevailing in the locale of your Madisonville Project with the average price of $4.01 per Mcf that you received in 2005 for gas sold from the Madisonville Project referenced in your Comparison of Results of Operations for the 12 Months ended December 2005 and 2004.

The disclosure on page 25 has been expanded to reconcile the Gas Daily December 31, 2005 natural gas price of $7.80 prevailing in the locale of the Madisonville Project with the average price of $4.01 per Mcf that the company received in 2005 for gas sold from the Madisonville Project referenced in the Comparison of Results of Operations for the 12 Months ended December 2005 and 2004.

Business, page 34

Technology, page 38

51.          We believe further clarification regarding the use of seismic technology is appropriate. Expand your disclosure to set forth that:

•       you may not recognize significant geological features due to errors in interpretation, processing limitations, the presence of certain geological environments that are out of your control or other factors; and

•       seismic generally becomes less reliable with increasing depth of the geological horizon; and

•       the use of this technology may increase finding costs over that if it is not used.

The disclosure on page 41 has been expanded as requested.

Principal Products, page 38

52.          You state that you receive a gas price based on the Houston Ship Channel price index less certain adjustments for the quality of the gas delivered. Please revise your document to quantify the adjustments for the quality of the gas you deliver.

The disclosure on page 41 has been expanded as requested.

Properties, page 40

Texas, page 40

53.          You state that the natural gas at Madisonville contains 28% impurities. Please disclose in the filing if there are additional impurities besides the poisonous hydrogen sulfide gas. Disclose how this level of impurities may affect your operating costs, price received and operations in general. Also tell us if you reduced the reserve estimates by this level of impurities.

The disclosure on page 45 has been expanded as requested. All of the reserve estimates disclosed in the registration statement are net of impurities.

54.          You state that you have committed to a three-well drilling program at Madisonville including one well to the Smackover formation at an approximate depth of 18,000 feet. Please revise your document to include an estimated cost to drill this well.

The disclosure on page 47 has been expanded as requested.

55.          Tell us if you have attributed proved reserves to the three wells you have committed to drill at Madisonville.

The Company has attributed proved reserves to one of the two wells which were required to be drilled to the Rodessa Formation (at approximately 12,000 feet). The Company has attributed no proved reserves to the third well required to be drilled to the Smackover Formation (estimated to be encountered at approximately 18,000 feet)

56.          You state that you are subject to a 12.5% net profits interest before payout and a 30% after payout. Please tell us if you reduced your reported reserves and production by the effective net profits interest.

The Company did not reduce its reported reserves and production by the effective net profits interest but did reduce the future net cash flows by the effective net profits interest.

California, page 45

Lokern Project, page 45

57.          Please expand your disclosure to indicate if the Machii-Ross Ackerman well is in the Lockern project area or close to the project area. Please include the production history of this well, such as cumulative production to date, the current production rate and who drilled it and who currently operates it.

The disclosure on page 49 has been expanded as requested.

Natural Gas Reserves, page 52

58.          We note your disclosure in your Canadian Annual Information Form under Interests of Experts where you disclose that Sproule Associates, as a group, beneficially owned a portion of your securities as of the date of the Sproule Report. It appears that, under Item 509 of Rule S-K similar disclosure is required in your U.S. filings. In addition, please disclose the amount of the Sproule ownership and tell us why you feel it is still appropriate to describe your relationship with Sproule Associates as independent, given the Society Petroleum Engineers’ guidance found under Auditing Standards for Reserves.

The Company disclosed in its Canadian Annual Information Form under Interests of Experts that Sproule Associates, as a group, beneficially owned directly, or indirectly, less than 1% of the Company’s outstanding securities as of the date of the Sproule Report. The Company is not aware, to the best of its knowledge, that Sproule Associates, as a group, beneficially owns or owned directly, or indirectly, any of its outstanding securities, either at the date of the Sproule Report or as of the date of this response.

Please call me or Joseph S. Radovsky at (415) 981-1400 if you have any questions or comments.

Very truly yours,
Adam P. Siegman

APS/bz

cc: Mr. Joseph S. Radovsky